CANCELLATION AGREEMENT

This Cancellation Agreement (this "Agreement") is made and entered into effective as of December 17, 2010, by and between Asian Trends Media Holdings, Inc., a Nevada corporation (“ATDH" or the “Company”), and China Culture Limited, a Hong Kong company (“China Culture”) and Chan Wing Hing, the owner and shareholder of China Culture (the “Shareholder”).  This Agreement cancels a certain Acquisition Agreement dated October 8, 2010.

RECITALS

A.  ATDH, China Culture, and the Shareholder are parties to a certain Acquisition Agreement, dated October 8, 2010 (“the Acquisition Agreement”) pursuant to which ATDH acquired a 100% ownership interest in China Culture in exchange for a total of 50,000,000 shares of the common stock of ATDH (the “Exchange Shares”).

B.  ATDH has determined that the Acquisition of China Culture is not in the best interest of ATDH and the acquisition did not reflect the desired business direction of the Company, therefore the parties desire to cancel the Acquisition Agreement, subject to the terms and conditions set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the mutual premises and covenants contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Incorporation of Recitals. The foregoing recitals are hereby incorporated in and made a part of this Agreement by this reference.

2.	Cancellation of Agreement. The parties agree as follows:

2.1.

Upon execution of this Agreement, the parties will cancel all previous agreements between the parties.  According to this Agreement, the Exchange Shares (if issued) shall be returned to ATDH, and all ownership of China Culture will transfer to the original Shareholder (“Return Transfer”). The end result shall be that all parties are returned to their original position prior to entering into the Acquisition Agreement.

3.

Further Assurances. Each of the parties agrees to take such actions and steps as may be reasonably requested by the other party to effect the Return Transfer set forth in Section 2.1, including without limitation to execute and deliver any required filings with governmental authorities. Further, each of the parties shall take all reasonable actions necessary to comply promptly with all legal requirements which may apply with respect to the transactions hereunder and will promptly cooperate with and furnish information to the other party in connection with any such requirements.

4.

Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes and replaces any prior or contemporaneous agreements or understandings, whether written or oral, relating to such subject matter. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may not be modified or amended except in writing signed by the parties.

5.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Cancellation Agreement has been signed by the parties set forth below as of the date set forth above.

Asian Trends Media Holdings, Inc.
_/s/ Yau Wai Hung_____________
Yau Wai Hung, CEO
China Culture Limited
/s/ Chan Wing Hing
Chan Wing Hing Director
Shareholder of China Culture Limited
/s/ Chan Wing Hing
Chan Wing Hing